UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.2)

Shuffle Master, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
825549108
(CUSIP Number)
Brandon W. Gardner
c/o Serengeti Asset Management LP
632 Broadway, 12th Floor
New York, NY 10012
Tel. No.: (212) 672-2232
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

September 30, 2008
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	825549108	Page	2	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Serengeti Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,350,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,350,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,350,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.8%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	825549108	Page	3	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J.L. Serengeti Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,350,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,350,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,350,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.8%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	825549108	Page	4	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph A. LaNasa III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,350,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,350,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,350,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.8%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	825549108	Page	5	of	9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Serengeti Overseas Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		3,416,402

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,416,402

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,416,402

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No. 825549108	Page 6 of 9
Item 1. Security and Issuer.
          No material change.
Item 2. Identity and Background.
          No material change.
Item 3. Source and Amount of Funds or Other Consideration.
          No material change.
Item 4. Purpose of Transaction.
          This Item 4 is hereby amended and restated in its entirety as follows:
          The Reporting Persons hereby amend and restate this Item 4 in its entirety to clarify and disclose that the Reporting Persons do not have control of the Issuer and do not have any intention to change or influence control of the Issuer.
          Accordingly, the Reporting Persons are now eligible to disclose their beneficial ownership on Schedule 13G pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended. All future filings with respect to the Reporting Persons’ beneficial ownership of Common Stock will therefore be made on Schedule 13G.
          The Reporting Persons intend to evaluate continually the business, prospects and financial condition of the Issuer, the market for shares of Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on these factors, the Reporting Persons may decide to sell all or part of the Common Stock that they hold or to acquire additional shares in the ordinary course of business and without the purpose or effect of changing or influencing control of the Issuer. Any disposition, or any further acquisition, may be effected through open market transactions, privately negotiated transactions, donations to charitable organizations or otherwise.
          Except as otherwise described herein, none of the Reporting Persons have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
          This Item 5 is hereby amended and restated in its entirety as follows:
          (a, b) As of the date hereof, Serengeti Asset Management LP, J.L. Serengeti Management LLC and Joseph A. LaNasa III may be deemed to be the beneficial owner of 4,350,000 shares of Common Stock, representing 7.8% of the Company’s issued and outstanding Common Stock, and Serengeti Overseas Ltd may be

CUSIP No. 825549108	Page 7 of 9
deemed to own 3,416,402 shares of Common Stock, representing 6.2% of the Company’s issued and outstanding Common Stock, in each case based upon 55,542,372 shares of Common Stock reported as outstanding as of September 5, 2008 in the Company’s Form 10-Q, dated September 9, 2008, filed with the Securities and Exchange Commission on September 9, 2008.
          Serengeti Asset Management LP, J.L. Serengeti Management LLC, and Joseph A. LaNasa III have the sole power to vote or direct the vote of 4,350,000 shares of Common Stock; the shared power to vote or direct the vote of zero shares of Common Stock; the sole power to dispose or direct the disposition of 4,350,000 shares of Common Stock; and have the shared power to dispose or direct the disposition of zero shares of Common Stock.
          Serengeti Overseas Ltd has the sole power to vote or direct the vote of 3,416,402 shares of Common Stock; the shared power to vote or direct the vote of zero shares of Common Stock; the sole power to dispose or direct the disposition of 3,416,402 shares of Common Stock; and has the shared power to dispose or direct the disposition of zero shares of Common Stock.
          Each of the Reporting Persons specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its or his pecuniary interest therein.
          (c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons are set forth in Exhibit A.
          (d) Each Reporting Person affirms that no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
          No material change.

CUSIP No. 825549108	Page 8 of 9
Item 7. Materials to be Filed as Exhibits.
     Exhibit A:    Schedule of Transactions in the Shares of Common Stock of the Company.

CUSIP No. 825549108	Page 9 of 9
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 30, 2008.

Serengeti Asset Management LP

By:	/s/ Brandon W. Gardner Name: Brandon W. Gardner
Title: Authorized Person

J.L. Serengeti Management LLC

By:	/s/ Joseph A. LaNasa III Name: Joseph A. LaNasa III
Title: Authorized Person

Joseph A. LaNasa III

/s/ Joseph A. LaNasa III Name: Joseph A. LaNasa III

Serengeti Overseas Ltd

By:	Serengeti Asset Management LP, its investment advisor

By:	/s/ Brandon Gardner Name: Brandon Gardner
Title: Authorized Person